October 1, 2019
Via E-mail
Rajesh Kalathur
Senior Vice President and Chief Financial Officer
Deere & Company
One John Deere Place
Moline, IL 61265

       Re:    Deere & Company
              Form 10-K for the Fiscal Year Ended October 28, 2018 Filed December 17, 2018
              File No. 1-4121

Dear Mr. Kalathur:

        We refer you to our comment letter dated September 9, 2019, regarding business contacts with Sudan, Syria and North Korea. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk